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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2003

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                   Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: August 20, 2003
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream delivers unique communication solution to MIJO Corporation

— Allstream's solution allows MIJO to be the first Canadian firm to implement a national Internet-based commercial video distribution system —

Toronto, ON (August 20, 2003) — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), formerly AT&T Canada, a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services, today announced that it has reached a multi-year agreement with MIJO Corporation, a major Canadian commercial advertising distribution company, to provide Internet, data, security and hosting services which will allow MIJO to become the first Canadian firm to implement a national Internet-based commercial video distribution system for advertisers, ad agencies and broadcasters.

The agreement encompasses Private Line data transmission, DSL Internet access, network hosting plus security and equipment, giving MIJO the ability to directly distribute commercials to television stations across Canada on behalf of its advertising industry clients.

The Allstream solution ensures a highly secure and private network with no latency caused by bandwidth sharing, resulting in 24/7 uninterrupted connectivity with consistent download speeds. MIJO will experience improvements in its operational speed and efficiency as the Company moves from a tape-based service to one where files are downloaded.

"We're proud to collaborate with MIJO to implement this unique distribution process," said Mike Kologinski, Executive Vice President, Marketing, Allstream. "We're very pleased that our solution will help MIJO compete more effectively in their marketplace."

"As a pioneer of new technologies for the past 25 years, we want to collaborate with organizations who can provide great flexibility and agility to help us offer progressive, new distribution methods to our clients," said Michael Goldberg, Executive Vice-President and Co-owner of MIJO. "We were impressed that Allstream brought together a team of specialists who were highly responsive to our specific business requirements and developed a customized solution that met our network coverage, speed and financial requirements."

MIJO will take advantage of hosting services offered through Allstream's Data Centre facilities enabling MIJO to receive high-speed point-to-point data transmission without incurring significant equipment and technology investment costs.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B, and on the NASDAQ National Market System under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

Note to Investors
This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

For additional information, please contact:

Media: May Chong, 416-345-2342, may.chong@allstream.com

Investors and Analysts:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

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SIGNATURES
— Allstream's solution allows MIJO to be the first Canadian firm to implement a national Internet-based commercial video distribution system —